

Mail Stop 3628

August 5, 2010

Via Facsimile (304.340.1080) and U.S. Mail

Elizabeth Osenton Lord, Esq.
Jackson Kelly PLLC
1600 Laidley Tower
500 Lee Street, East
Charleston, West Virginia 25301

   Re: CNB Financial Services, Inc.
       Preliminary Proxy Statement on Schedule 14A
       Filed on July 6, 2010
       File No. 0-30665

       Schedule 13E-3
       Filed on July 6, 2010
       File No. 5-60935

Dear Ms. Lord:

  We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

  Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

General

1. We note that the Company is purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the Company private by causing the existing Common Stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal

analysis, that the Common Stock and newly authorized Class A Common Stock are separate classes of securities under West Virginia law. The analysis should include a detailed discussion and comparison of each feature of the Common Stock and the Class A Common Stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Common Stock and the Class A Common Stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

2.   It appears that the Company will not be sending to shareholders the Schedule 13E-3 but instead will be sending the proxy statement filed as an exhibit to the Schedule 13E-3. We note that the Schedule 13E-3 contains significant amounts of disclosure, as opposed to incorporating by reference in response to each item of Schedule 13E-3 portions of the proxy statement, as permitted by General Instruction F. Please confirm in your response letter that the proxy statement includes all disclosure currently contained in Schedule 13E-3. To the extent any such information found in the Schedule 13E-3 is not provided in the proxy statement, please revise the proxy statement accordingly. See Rule 13e-3(e) and (f) of the Securities Exchange Act of 1934.

Preliminary Proxy Statement

General

3.   Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

4.   Please confirm that the Company will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16, including clauses (a), (d), (l) and (n).

Opinion of Financial Advisor, page 23

5.   We note the disclosure in the second paragraph of this section, including the reference to Howe Barnes' reliance in forming its opinion upon "Company financial forecasts and projections, (including the 2010 budget, securities portfolio report, listing of OREO and fixed assets, loan watch list and assumed asset growth and profitability rates)…" While it appears some of this information has been disclosed on page 25, it does not appear that all of such information has been disclosed in the proxy statement. Please disclose such financial forecasts and projections in the proxy materials. In doing so, please also disclose (i) the approximate date on which financial forecasts and projections provided in this section were last updated by management and (ii) the key business and economic assumptions underlying such financial forecasts and projections.

6.   We note that page 4 of the fairness opinion indicates that the fairness advisor's opinion is "intended solely for the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any person or entity, or for any other purpose without [the advisor's] written consent." It is not appropriate for the financial advisor to disclaim liability. Please advise us how the filing persons intend to address this objectionable disclaimer and inappropriate limitation on reliance. See the following link to the SEC's website for guidance on how to amend this filing in view of the cited statement: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Summary Financial Information, page 25

7.   Please revise the financial information here and elsewhere in the proxy statement to reflect the Company's Form 10-Q for the fiscal period ending June 30, 2010 filed on August 5, 2010.

8.   It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed in the proxy materials summarized financial information required by Item 1010(c). Please revise this section to provide the information required by Item 1010(c)(4) for the same periods specified in Item 1010(a). We note the statement in Item 13 of the Schedule 13E-3 that ratio of earnings to fixed charges information is not applicable. Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges. If, after consideration of this comment, the Company has determined that there are no fixed charges to allow for calculation of the ratio, please confirm such in your response letter.

*   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person and, if applicable, its management are in possession of all facts relating to such filing person's disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions